Exhibit 21.1

Legal Name	Jurisdiction of Incorporation

Exogen, Inc. (1)	Delaware

Bioventus LLC	Delaware

BioStructures, LLC (1)	California

Bioventus Limited (1)	Jersey

Bioventus Holdco Limited (2)	Jersey

Bioventus Coöperatief U.A.(3)	Netherlands

Bioventus France SARL (4)	France

Bioventus Finland Oy (4)	Finland

Bioventus Canada, Ulc (4)	British Columbia

Bioventus Australia Pty Ltd (4)	Australia

Bioventus Germany GmbH (4)	Germany

Bioventus Italy Srl (4)	Italy

Bioventus Poland spolka zo.o (4)	Poland

Bioventus UK, Ltd (4)	United Kingdom

(1)	Wholly owned subsidiary of Bioventus LLC
(2)	Wholly owned subsidiary of Bioventus Limited
(3)	Joint partnership between Bioventus Limited and Bioventus Holdco Limited
(4)	Wholly owned subsidiary of Bioventus Coöperatief U.A.